UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

SCHEDULE 13-D

Under the Securities Exchange Act of 1934
(Amendment No. 1)

PLATINUM ENERGY RESOURCES, INC.
(Name of Issuer)
COMMON STOCK, $.0001 PAR VALUE PER SHARE
(Title of Class of Securities)
727659104
(CUSIP NUMBER)
Jackie Alan Chambers
5713 Hillcrest Place
Midland, Texas 79707
(432) 683-9700
(Name, Address and Telephone Number of Person Authorized to
Receive Notices and Communications)
-with a copy to-
William F. Krueger
Lynch, Chappell & Alsup, P.C.
300 N. Marienfeld, Suite 700
Midland, Texas 79701
(432) 683-3351
July 28, 2009
(Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13(d)-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purposes of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes)

SCHEDULE 13D

CUSIP No.	727659104

1.	NAMES OF REPORTING PERSONS I.R.S. Identification Nos. of above reporting persons (entities only) Jackie Alan Chambers

2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
(a) ☐
(b) ☐

3.	SEC USE ONLY

4.	SOURCE OF FUNDS (SEE INSTRUCTIONS) Inapplicable (See Items 3 and 4)

5.	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)

☐

6.	CITIZENSHIP OR PLACE OF ORGANIZATION

United States of America

	7.	SOLE VOTING POWER

NUMBER OF		209,597

SHARES	8.	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		None

EACH	9.	SOLE DISPOSITIVE POWER
REPORTING
PERSON		209,597

WITH	10	SHARED DISPOSITIVE POWER

None

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

209,597

12.	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)

☐

13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

0.87%(1)

14.	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

IN
(1) The percentages used herein and in the rest of this Schedule 13D are calculated based upon there being 24,068,675 shares of the Issuer's Common Stock issued and outstanding as reported in the Issuer’s Form 10-Q for the quarter ended March 31, 2009, which was filed with the Commission on July 1, 2009.

2

Amendment No. 1 to Schedule 13D
(Final Amendment)
     This Amendment No. 1 (the “Final Amendment”) is filed by Jackie Alan Chambers (the “Reporting Person”), and amends and supplements the Statement on Schedule 13D (the “Statement”) originally filed by the Reporting Person with the Securities and Exchange Commission on July 7, 2008, with respect to the common stock, par value $0.0001 per share (the “Common Stock”), of Platinum Energy Resources, Inc., a Delaware corporation (“Platinum” or the “Issuer”). From and after the date hereof, all references in the Statement to the Statement or terms of similar impart shall be deemed to refer to the Statement as amended and supplemented hereby.
     Except as expressly provided herein, this Final Amendment does not modify any of the information previously reported in the Statement, and unless otherwise indicated, each capitalized term used herein but not defined herein shall have the meaning assigned to such term in the Statement.
Item 1. Security and Issuer.
     Item 1 of the Statement is hereby amended and restated in its entirety to read as follows:
     This Schedule 13D relates to the common stock, $0.0001 par value per share (the “Common Stock”) of Platinum Energy Resources, Inc., a Delaware corporation (“Platinum” or the “Issuer”). Platinum’s principal executive offices are located at 11490 Westminster Road, Suite 1000, Houston, Texas 77077.
Item 2. Identity and Background.
     Item 2(c) of the Statement is hereby amended and restated in its entirety to read as follows:
(c)	The Reporting Person is the President of Arrowhead Operating, Inc. (“Arrowhead”), a Texas corporation, Shamrock Energy Corporation, a Texas corporation (“Shamrock”), and Rainbow Energy Corporation, a Texas corporation (“Rainbow”). The principal office address of Arrowhead, Shamrock and Rainbow is 10 Desta Drive, Suite 550, East Tower, Midland, Texas 79707. The principal business in which Arrowhead, Shamrock and Rainbow are each engaged is oil and gas operations.

Item 3. Source and Amount of Funds or Other Consideration.
     Item 3 of the Statement is hereby amended and restated in its entirety to read as follows:
     On October 26, 2007, Platinum consummated the acquisition of substantially all of the assets of Tandem Energy Corporation, a Colorado corporation (“TEC”), then a wholly-owned subsidiary of Tandem. As part of the consideration for the purchase of the assets, Platinum issued 7,692,308 shares of its Common Stock to TEC. On March 11, 2008, TEC was dissolved by merger into Tandem. Tandem, the surviving corporation in the merger, acquired the assets of TEC which consisted of 7,692,308 shares of Platinum’s Common Stock. On June 24, 2008, Tandem dissolved under the laws of the State of Nevada. As part of Tandem’s dissolution, the 7,692,308 shares of Platinum’s Common Stock held by Tandem were distributed to its shareholders in a liquidating distribution, including 1,410,650 shares of Platinum’s Common Stock to the Reporting Person.
Item 4. Purpose of Transaction.
     Item 4 of the Statement is hereby amended and restated in its entirety to read as follows:
     This Final Amendment is filed to report the Reporting Person’s sale, on July 28, 2009, of 1,201,053 shares of Platinum’s Common Stock to Pacific International Group Holdings, LLC (“Pacific”), for an aggregate purchase price of $600,536.50, or $0.50 per share, in cash, pursuant to the terms of that certain Stock Purchase Agreement by and among Harshel Rex Chambers, the Reporting Person and Pacific, which is filed as an exhibit hereto (the “Stock Purchase Agreement”). Upon completion of the sale, the Reporting Person ceased to be the beneficial owner of five percent (5%) or more of Platinum’s Common Stock. This is the final amendment to the Statement, reflecting that as of July 28, 2009 the Reporting Person no longer owned five percent (5%) or more of Platinum’s Common Stock.
     Except as set forth herein, the Reporting Person does not have any present plans or proposals which relate to or would result in any of the following (although the Reporting Person reserves the right to develop such plans or proposals): (i) the acquisition by any person of additional securities of Platinum, or the disposition of securities of Platinum; (ii) an extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving Platinum, or any of its subsidiaries; (iii) a sale or transfer of a material amount of assets of Platinum or any of its subsidiaries; (iv) any change in the present board of directors or management of Platinum, including any plans or proposals to change the number or term of directors or to fill any vacancies existing on the board; (v) any material change in the present capitalization or dividend policy of Platinum; (vi) any other material change in Platinum’s business or corporate structure; (vii) any change in Platinum’s charter, bylaws or instruments corresponding thereto or other actions which may impede the acquisition of the control of Platinum by any person; (viii) causing a class of securities of Platinum to be delisted from a national securities association; (ix) a class of equity securities of Platinum becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Act; or (x) any action similar to any of those enumerated above.
Item 5. Interest in Securities of the Issuer.
     Items 5(a), 5(c) and 5(e) of the Statement are hereby amended and restated in their entirety to read as follows:
(a)	The Reporting Person owns 209,597 shares of Platinum’s Common Stock, representing 0.87% of the shares of Platinum’s Common Stock outstanding.

(c)	As of the date hereof, except for the sale of 1,201,053 shares of Platinum’s Common Stock disclosed in response to Item 4 above, no transactions in Platinum’s Common Stock have been effected during the last sixty (60) days by the Reporting Person.

(e)	The Reporting Person ceased to be the beneficial owner of more than five percent (5%) of Platinum’s Common Stock on July 28, 2009.

Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.
     Item 6 of the Statement is hereby amended and restated in its entirety to read as follows:
     In early March, 2005, Tandem, whose board was comprised of one director, Lyle Mortensen, issued 20,000,000 restricted shares of its Common Stock to Mr. Mortensen. Some of these shares were subsequently transferred by Mr. Mortensen to others including principals of TEC and Shamrock Energy Corporation, a Texas corporation, Tim G. Culp, Dyke Culp and the Reporting Person, in late March, 2005. Mr. Mortensen resigned as a director and officer of Tandem in late March, 2005. Tandem’s board subsequently cancelled all of the 20,000,000 shares on the grounds that the stock was issued without lawful consideration. All of the cancelled shares were returned to Tandem, except for 2,878,000 shares held by Mr. Mortensen. Tandem believes that all of the shares held by Mr. Mortensen are null and void and has instructed its transfer agent to place a hold on the stock certificates held by Mr. Mortensen. On May 17, 2006, Tandem received notification from Arthur W. Tifford claiming to be a “holder in due course” of a certificate representing 2,700,000 shares of Tandem common stock previously held by Mr. Mortensen and a demand that such shares be reissued.
     On May 23, 2006, Tandem filed a lawsuit in Nevada District Court, Cause No. CV06-01215, Washoe County, Nevada, styled Tandem Energy Holdings, Inc., v. Aritex Consultants, Inc., Arthur W. Tifford, P.A., Arthur W. Tifford, Ronald G. Williams, Lyle J. Mortensen, and Manhattan Transfer Co., against Tandem’s transfer agent, Arthur W. Tifford, P.A., Arthur W. Tifford, individually, and three other defendants and the court rendered a judgment that the certificate evidencing the 2,700,000 shares was invalid and void and directed Tandem’s transfer agent to void the certificate evidencing the 2,700,000 shares if presented for transfer, and enjoined the transfer agent from transferring the certificate if so presented.
     Arthur W. Tifford, P.A. filed a competing lawsuit against Tandem and Platinum in the Florida Circuit Court, Cause No.06-11547CA06, Miami-Dade County Florida, styled Arthur W. Tifford, P.A. v. Tandem Energy Holdings, Inc. and Platinum Energy Holdings, Inc., on or about June 14, 2006, seeking a declaration by the court that Tandem’s cancellation of the 2,700,000 shares was improper and that Arthur W. Tifford, P.A. was the rightful owner of such shares, and an injunction prohibiting Tandem and Platinum from taking any action in detriment to its alleged rights in and to the shares. Tandem successfully challenged the jurisdiction of the Florida Court and obtained an order dismissing the complaint filed by Arthur W. Tifford, P.A.
     In a separate lawsuit filed by Tandem on September 25, 2006, in the 67th Judicial District Court of Tarrant County, Texas, Case No., 067-220329-06, styled Tandem Energy Holdings, Inc. v. Aritex Consultants, Inc. and Lyle J. Mortensen (the “Tarrant County Case”), against its former director Lyle J. Mortensen and Mr. Mortensen’s corporate affiliate, Aritex Consultants Inc., Tandem is seeking a declaration by the court that the certificates representing the 2,878,000 shares issued to Mr. Mortensen and subsequently transferred to Aritex Consultants, Inc., are void, that the certificates were properly cancelled by Tandem and that the transfer agent is authorized to cancel and destroy the certificates. In addition, Tandem is seeking a temporary and permanent injunction against Mr. Mortensen, Aritex Consultants Inc. and any other person in possession of the certificates prohibiting any transfer or other disposition of the certificates and ordering that they be cancelled.
     On June 12, 2007, Arthur W. Tifford, P.A. filed a lawsuit in the United States District Court for the Western District of Texas, Midland-Odessa Division, in Cause No. MO-07-CV-049, styled Arthur W. Tifford, P.A. v. Tandem Energy Corp., Tandem Energy Holdings, Inc., Manhattan Transfer Registrar Co., Todd M. Yocham, Tim G. Culp, Jack Chambers and Michael Cunningham (the “Western District Case”), against Tandem, TEC, Tim G. Culp, Todd M. Yocham, the Reporting Person, Michael Cunningham, and Tandem’s transfer agent alleging conversion and conspiracy to convert with respect to the certificate representing the 2,700,000 shares. Tandem, TEC and the other defendants in this lawsuit were granted a Motion for Summary Judgment in their favor. Arthur W. Tifford, P.A. appealed the Western District Court’s grant of the defendants’ Motion for Summary Judgment to the United States Court of Appeals for the Fifth Circuit under Appeal No. 08-50413, and on March 11, 2009, the Fifth Circuit issued an Opinion that reversed the Western District Court’s grant of the defendants’ Motion for Summary Judgment and remanded the case to Western District Court for further proceedings.
     The Reporting Person’s arrangement with Pacific in connection with the Reporting Person’s sale of 1,201,053 shares of Platinum’s Common Stock pursuant to the Stock Purchase Agreement is described in Item 4. With respect to the remaining 209,597 shares of Platinum’s Common Stock owned by the Reporting Person, if the ultimate disposition of either or both the Tarrant County Case and the Western District Case are adverse to the interest of the Reporting Person, the Reporting Person’s ownership of the 209,597 shares of Platinum’s Common Stock not sold by the Reporting Person to Pacific could be reduced by a maximum of 209,597 shares of Platinum’s Common Stock.

Item 7. Material to Be Filed as Exhibits.

Exhibit No.	Description

7.1	Stock Purchase Agreement dated as of July 28, 2009 by and among Harshel Rex Chambers, Jackie Alan Chambers, and Pacific International Group Holdings, LLC*

*	Filed herewith
Signature
     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information in this statement is true, complete and correct.
07/30/2009
Date
/s/ Jackie Alan Chambers

Signature
Jackie Alan Chambers
Name/Title
     The original statement shall be signed by each person on whose behalf the statement is filed or his authorized representative. If the statement is signed on behalf of a person by his authorized representative (other than an executive officer or general partner of the filing person), evidence of the representative’s authority to sign on behalf of such person shall be filed with the statement: Provided, however, that a power of attorney for this purpose which is already on file with the Commission may be incorporated by reference. The name and any title of each person who signs the statement shall be typed or printed beneath his signature.
Attention: Intentional Misstatements or omissions of facts constitute Federal criminal violations (See 18 U.S.C. 1001).

EXHIBIT INDEX

Exhibit No.	Description

7.1	Stock Purchase Agreement dated as of July 28, 2009 by and among Harshel Rex Chambers, Jackie Alan Chambers, and Pacific International Group Holdings, LLC